大華銀行

07026358

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2007/UOB2007/UOB-A113/sc/atl

7 August 2007

File No. 82-2947

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 23 2007
WASH, D.C.
182

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

UNAUDITED RESULTS FOR THE FIRST HALF/SECOND QUARTER ENDED 30 JUNE 2007

We enclose a copy of our announcement dated 7 August 2007 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Vivien Chan
Company Secretary

Enc

9/14

大華銀行集團
UNITED OVERSEAS BANK GROUP

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results

The unaudited financial results of the Group for the first half / second quarter of 2007 are enclosed.

Ordinary Share Dividend

The Directors are pleased to declare an interim dividend of 20 cents per ordinary share less 18% Singapore income tax (2Q06: 20 cents per ordinary share less 20% Singapore income tax) and a special dividend of 15 cents per ordinary share less 18% Singapore income tax (2Q06: 20 cents per ordinary share less 20% Singapore income tax) in respect of the financial year ending 31 December 2007. The dividends will be paid in cash on 3 September 2007.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the dividends, in accordance with the terms of the scheme.

Subsidiary Preference Share Dividend

During the second quarter of 2007, no dividend (2Q06: Nil) was paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Closure of Books

Notice is hereby given that, the Share Transfer Books and Registers of Members of the Bank will be closed from 23 August 2007 to 24 August 2007, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 3 Church Street #08-01 Samsung Hub, Singapore 049483 up to 5.00 pm on 22 August 2007 will be registered to determine shareholders' entitlements to the dividends. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the dividends will be paid by the Bank to CDP which will, in turn, distribute the dividend entitlements to shareholders.

Confirmation by Directors

The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first half / second quarter of 2007 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 7th day of August 2007

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

GROUP FINANCIAL PERFORMANCE FOR THE FIRST HALF / SECOND QUARTER OF 2007

7 AUGUST 2007

Contents

Note:

- The financial statements are presented in Singapore dollars.
- Certain comparative figures have been restated to conform with the current period's presentation.
- Certain figures in this report may not add up to the respective totals due to rounding.
- Amounts less than $500,000 in absolute term are shown as "0".

Highlights and Performance Indicators

	1st Half 2007	1st Half 2006	1H07 / 1H06 %	2nd Quarter 2007	1st Quarter 2007	2nd Quarter 2006	2Q07 / 2Q06 %
Summarised Profit and Loss ($'m)							
Net interest income (NII)	**1,523**	1,324	+ 15.0	**761**	762	671	+ 13.4
Non-interest income (Non NII)	**968**	660	+ 46.6	**536**	432	310	+ 72.7
Total income	**2,490**	1,984	+ 25.5	**1,297**	1,194	981	+ 32.2
Less: Total expenses	**976**	815	+ 19.7	**504**	472	419	+ 20.3
Operating profit before amortisation and impairment charges	**1,515**	1,169	+ 29.5	**793**	722	562	+ 41.0
Less: Intangible assets	**6**	6	- 1.1	**3**	3	3	+ 5.1
Less: Impairment charges	**168**	91	+ 86.0	**81**	87	35	+ 128.2
Add: Share of profit of associates	**112**	71	+ 58.4	**65**	47	41	+ 61.2
Less: Tax and minority interests	**350**	261	+ 33.9	**190**	160	122	+ 56.0
Net profit after tax excluding one-time gain	**1,103**	882	+ 25.0	**585**	518	443	+ 32.0
Add: One-time gain @	**-**	689	- 100.0	**-**	-	689	- 100.0
Net profit after tax ^	**1,103**	1,571	- 29.8	**585**	518	1,132	- 48.3
Key Indicators (excluding one-time gain @)							
❖ Income mix (%)							
- NII / Total income	**61.1**	66.7	- 5.6 % pt	**58.7**	63.8	68.4	- 9.7 % pt
- Non NII / Total income	**38.9**	33.3	+ 5.6 % pt	**41.3**	36.2	31.6	+ 9.7 % pt
	100.0	100.0		**100.0**	100.0	100.0	-
❖ Profit contribution (before tax and intangible assets) (%)							
- Singapore (including ACU)	**73.5**	70.9	+ 2.6 % pt	**74.5**	72.7	67.6	+ 6.9 % pt
- Overseas	**26.5**	29.1	- 2.6 % pt	**25.5**	27.3	32.4	- 6.9 % pt
	100.0	100.0		**100.0**	100.0	100.0	-
❖ Return on average ordinary shareholders' equity # * (%)	**13.2**	11.9	+ 1.3 % pt	**13.9**	12.4	11.8	+ 2.1 % pt
❖ Basic earnings per ordinary share # * (¢)	**141.8**	112.2	+ 26.4	**150.5**	133.2	112.8	+ 33.4
❖ Return on average total assets * (%)	**1.32**	1.16	+ 0.16 % pt	**1.38**	1.27	1.14	+ 0.24 % pt
❖ Net interest margin * (%)	**2.10**	2.01	+ 0.09 % pt	**2.04**	2.18	1.97	+ 0.07 % pt
❖ Expense / Income ratio (%)	**39.2**	41.1	- 1.9 % pt	**38.9**	39.5	42.7	- 3.8 % pt
❖ Dividend per ordinary share (¢)							
- Interim	**20.0**	20.0	-	**20.0**	-	20.0	-
- Special	**15.0**	20.0	- 25.0	**15.0**	-	20.0	- 25.0

@ One-time gain refers to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"), recorded by the Group and its associates in 2Q06.

^ Net profit after tax refers to profit attributable to equity holders of the Bank.

Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

* Computed on an annualised basis.

"NM" denotes not meaningful.

Highlights and Performance Indicators *(cont'd)*

	30-Jun-07	31-Dec-06	Jun-07 / Dec-06 (%)	30-Jun-06	Jun-07 / Jun-06 (%)
Other Indicators					
❖ Customer loans (net) ($'m)	**82,461**	76,875	+ 7.3	70,177	+ 17.5
❖ Customer deposits ($'m)	**104,469**	95,552	+ 9.3	89,753	+ 16.4
❖ Loans / Deposits ratio @ (%)	**78.9**	80.5	- 1.6 % pt	78.2	+ 0.7 % pt
❖ Non-performing loans (NPLs) ($'m)	**2,382**	3,165	- 24.7	3,836	- 37.9
❖ Cumulative impairment ($'m)	**2,112**	2,508	- 15.8	2,652	- 20.4
❖ NPL ratio ^ (%)	**2.8**	4.0	- 1.2 % pt	5.3	- 2.5 % pt
❖ Cumulative impairment / NPLs (%)	**88.7**	79.2	+ 9.5 % pt	69.1	+ 19.6 % pt
❖ Total assets ($'m)	**170,063**	161,312	+ 5.4	155,933	+ 9.1
❖ Shareholders' equity * ($'m)	**17,511**	16,791	+ 4.3	15,707	+ 11.5
❖ Revaluation surplus # ($'m)	**1,896**	1,486	+ 27.6	1,265	+ 49.9
❖ Net asset value (NAV) per ordinary share + ($)	**10.95**	10.48	+ 4.5	9.76	+ 12.2
❖ Revalued NAV per ordinary share + ($)	**12.20**	11.45	+ 6.6	10.59	+ 15.2
❖ Net tangible asset per ordinary share + ($)	**8.15**	7.68	+ 6.1	6.97	+ 16.9
❖ Capital adequacy ratios (%)					
- Tier 1	**10.8**	11.0	- 0.2 % pt	11.2	- 0.4 % pt
- Total	**15.7**	16.3	- 0.6 % pt	16.5	- 0.8 % pt

@ "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

^ NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.

* Shareholders' equity refers to equity attributable to equity holders of the Bank.

Refers to revaluation surplus on properties / securities not recognised in the financial statements.

+ Subsidiary preference shares were excluded from the computation.

Review of Group Performance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS").

The new / revised FRS applicable to the Group with effect from 1 January 2007 are listed below. The adoption of these FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements (revised)
- FRS40 Investment Property
- FRS107 Financial Instruments: Disclosures

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first half of 2007 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2006.

In the second quarter of 2006, the Group recorded a one-time gain of $689 million, comprising special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"). The following commentary excludes the effects of this one-time gain.

Results

1st Half 2007 ("1H07") versus 1st Half 2006 ("1H06")

The Group's net profit after tax ("NPAT") was $1,103 million in 1H07, an increase of 25.0% from $882 million recorded in 1H06. The growth was mainly attributed to higher non-interest income and net interest income, partially offset by higher operating expenses and impairment charges.

Total operating income rose 25.5% to $2,490 million for 1H07 from $1,984 million in 1H06. The increase was driven by higher net interest income from expanded loan volume, higher fee and commission income across all business activities, as well as higher net gain from foreign exchange, securities and derivatives.

Total operating expenses increased 19.7% to $976 million in 1H07. Staff costs increased 25.4% to $513 million largely due to a higher headcount. Other operating expenses rose 14.0% to $463 million mainly on commission and brokerage, business promotions and IT enhancement and maintenance. Expense-to-income ratio of the Group improved to 39.2% in 1H07 from 41.1% in 1H06.

Impairment charges increased 86.0% to $168 million in 1H07, largely on a long-term investment and loans.

Share of pre-tax profit of associates grew 58.4% to $112 million, attributed mainly to higher contributions from major associates.

Review of Group Performance *(cont'd)*

2nd Quarter 2007 ("2Q07") versus 1st Quarter 2007 ("1Q07")

NPAT of $585 million in 2Q07 was 12.8% higher than the $518 million recorded in 1Q07. The increase was mainly due to higher non-interest income, partially negated by higher operating expenses.

Total operating income increased 8.7% to $1,297 million. The increase was contributed by non-interest income which grew 24.1% to $536 million as a result of higher fee and commission and dividend income.

Total operating expenses increased 6.8% to $504 million, mainly due to higher staff costs on higher bonus accruals. Expense-to-income ratio improved to 38.9% in 2Q07 from 39.5% in 1Q07.

Impairment charges declined 7.4% to $81 million largely from loans, partly offset by impairment charge on a long-term investment.

Pre-tax profit from associates was $65 million, representing an increase of 38.8% over 1Q07.

2nd Quarter 2007 ("2Q07") versus 2nd Quarter 2006 ("2Q06")

The Group's NPAT increased 32.0% to $585 million in 2Q07 from $443 million in 2Q06. The increase was contributed by higher non-interest income and net interest income, partly offset by higher operating expenses and impairment charges.

Total operating income rose 32.2% to $1,297 million. Net interest income grew 13.4% to $761 million, largely from customer loans. Non-interest income increased 72.7% to $536 million, mainly due to higher fee and commission income and net gain from foreign exchange, securities and derivatives.

Total operating expenses increased 20.3% to $504 million. Staff costs rose 28.6% to $272 million, primarily on increased headcount while other operating expenses increased 12.0% to $232 million. Expense-to-income ratio improved to 38.9% in 2Q07 from 42.7% in 2Q06.

Impairment charges increased 128.2% to $81 million largely due to impairment charge on a long-term investment.

Share of pre-tax profit of associates rose 61.2% to $65 million due to higher profit recorded by major associates.

Review of Group Performance *(cont'd)*

Balance Sheet

As at 30 June 2007, the Group's net customer loans was $82,461 million, an increase of 7.3% and 17.5% over 31 December and 30 June 2006 respectively.

Group non-performing loans ("NPLs") of $2,382 million were 24.7% and 37.9% lower compared to the NPLs as at 31 December and 30 June 2006 respectively. Correspondingly, Group NPL ratio improved to 2.8% (31 December 2006: 4.0% and 30 June 2006: 5.3%). Group NPLs were 57.4% (31 December 2006: 54.1% and 30 June 2006: 58.2%) secured by collateral, and unsecured NPLs were 208.1% (31 December 2006: 172.6% and 30 June 2006: 165.5%) covered by total cumulative impairment.

Against 31 December and 30 June 2006, Group total assets increased 5.4% and 9.1% to $170,063 million, and shareholders' equity rose 4.3% and 11.5% to $17,511 million as at 30 June 2007 respectively. Correspondingly, the Group's net asset value per share increased to $10.95 as at 30 June 2007 (31 December 2006: $10.48 and 30 June 2006: $9.76).

The Group's total capital adequacy ratio ("CAR") of 15.7% as at 30 June 2007 (31 December 2006: 16.3% and 30 June 2006: 16.5%) was 5.7% points above the minimum 10% set by MAS.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
FOR THE FIRST HALF ENDED 30 JUNE 2007

	1st Half 2007 $ million	1st Half 2006 $ million	1H07 / 1H06 %
Interest income	3,787	3,281	15.4
Less: Interest expense	2,265	1,956	15.8
Net interest income	1,523	1,324	15.0
Dividend income	38	311	(87.8)
Fee and commission income	589	450	30.8
Rental income	33	32	4.5
Other operating income	307	479	(36.0)
Total non-interest income	968	1,273	(24.0)
Total operating income	2,490	2,597	(4.1)
Less:			
Staff costs	513	409	25.4
Other operating expenses	463	406	14.0
Total operating expenses	976	815	19.7
Operating profit before amortisation and impairment charges	1,515	1,782	(15.0)
Less: Intangible assets amortised	6	6	(1.1)
Less: Impairment charges	168	91	86.0
Operating profit after amortisation and impairment charges	1,340	1,685	(20.5)
Share of profit of associates	112	191	(41.0)
Profit before tax	1,453	1,876	(22.6)
Less: Tax	315	281	12.3
Profit for the financial period	1,138	1,595	(28.7)
Attributable to:			
Equity holders of the Bank	1,103	1,571	(29.8)
Minority interests	35	25	42.1
	1,138	1,595	(28.7)
Annualised earnings per ordinary share (¢)			
Basic	141.8	157.2	(9.8)
Diluted	141.8	157.1	(9.7)
Annualised return on average ordinary shareholders' equity (%)	13.2	16.6	(3.4) % pt

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
FOR THE SECOND QUARTER ENDED 30 JUNE 2007

	2nd Quarter 2007 $ million	1st Quarter 2007 $ million	2Q07 / 1Q07 %	2nd Quarter 2006 $ million	2Q07 / 2Q06 %
Interest income	**1,910**	1,878	1.7	1,718	11.2
Less: Interest expense	**1,149**	1,116	2.9	1,047	9.7
Net interest income	**761**	762	(0.1)	671	13.4
Dividend income	**35**	3	920.6	309	(88.8)
Fee and commission income	**330**	259	27.4	228	44.9
Rental income	**17**	16	5.3	16	7.7
Other operating income	**154**	153	0.6	371	(58.5)
Total non-interest income	**536**	432	24.1	923	(42.0)
Total operating income	**1,297**	1,194	8.7	1,594	(18.6)
Less:					
Staff costs	**272**	241	12.6	211	28.6
Other operating expenses	**232**	231	0.7	207	12.0
Total operating expenses	**504**	472	6.8	419	20.3
Operating profit before amortisation and impairment charges	**793**	722	9.9	1,175	(32.5)
Less: Intangible assets amortised	**3**	3	3.9	3	5.1
Less: Impairment charges	**81**	87	(7.4)	35	128.2
Operating profit after amortisation and impairment charges	**709**	631	12.3	1,137	(37.6)
Share of profit of associates	**65**	47	38.8	160	(59.2)
Profit before tax	**774**	678	14.1	1,297	(40.3)
Less: Tax	**170**	145	17.9	156	9.6
Profit for the financial period	**604**	534	13.1	1,141	(47.1)
Attributable to:					
Equity holders of the Bank	**585**	518	12.8	1,132	(48.3)
Minority interests	**19**	16	22.6	10	96.5
	604	534	13.1	1,141	(47.1)
Annualised earnings per ordinary share (¢)					
Basic	**150.5**	133.2	13.0	157.8	(4.6)
Diluted	**150.5**	133.1	13.1	157.8	(4.6)
Annualised return on average ordinary shareholders' equity (%)	**13.9**	12.4	1.5 % pt	16.5	(2.6) % pt

Net Interest Income


Net Interest Income
1H06: $1,324m
1H07: $1,523m
1,000
800
600
400
200
$ million
653
671
762
761
2006
2007
1st Quarter
2nd Quarter

Net interest income of the Group increased 15.0% over 1H06 to $1,523 million in 1H07. The increase was mainly from loans on account of higher volume and improved margin. Net interest margin improved 9 basis points over 1H06 to 2.10% in 1H07, driven by higher customer loan margin.

Against 1Q07, the increase in net interest income from loans and securities in 2Q07 were negated by lower contributions from inter-bank money market activities. The lower interest margin was attributed to inter-bank money market activities in 2Q07, coupled with substantial interest recovery on non-performing loans in 1Q07.

Compared with 2Q06, net interest income grew 13.4% to $761 million in 2Q07. The increase was largely driven by higher loan volume. Net interest margin rose 7 basis points from 1.97% in 2Q06 to 2.04% in 2Q07.

Average Interest Rates and Margin

	1st Half 2007			1st Half 2006		
	Average Balance $ million	Annualised Interest $ million	Average Rate %	Average Balance $ million	Annualised Interest $ million	Average Rate %
Customer loans	**79,434**	**4,701**	**5.92**	67,214	3,818	5.68
Inter-bank balances / balances with central banks	**38,998**	**1,692**	**4.34**	45,079	1,934	4.29
Securities	**27,708**	**1,245**	**4.49**	20,649	864	4.19
Total interest bearing assets	**146,140**	**7,638**	**5.23**	132,942	6,616	4.98
Customer deposits	**101,646**	**2,657**	**2.61**	88,885	2,167	2.44
Inter-bank balances / other	**39,731**	**1,910**	**4.81**	40,269	1,778	4.42
Total interest bearing liabilities	**141,377**	**4,567**	**3.23**	129,154	3,945	3.05
Net interest income		**3,071**			2,671	
Net interest margin ^			**2.10**			2.01

	2nd Quarter 2007			1st Quarter 2007			2nd Quarter 2006		
	Average Balance $ million	Annualised Interest $ million	Average Rate %	Average Balance $ million	Annualised Interest $ million	Average Rate %	Average Balance $ million	Annualised Interest $ million	Average Rate %
Customer loans	**80,184**	**4,682**	**5.84**	77,988	4,720	6.05	67,549	3,920	5.80
Inter-bank balances / balances with central banks	**40,302**	**1,711**	**4.25**	37,384	1,673	4.48	46,562	2,043	4.39
Securities	**28,818**	**1,267**	**4.40**	26,472	1,222	4.61	22,271	928	4.16
Total interest bearing assets	**149,304**	**7,660**	**5.13**	141,844	7,615	5.37	136,382	6,890	5.05
Customer deposits	**103,959**	**2,663**	**2.56**	98,838	2,650	2.68	90,213	2,265	2.51
Inter-bank balances / other	**40,770**	**1,944**	**4.77**	38,298	1,875	4.90	42,029	1,934	4.60
Total interest bearing liabilities	**144,729**	**4,607**	**3.18**	137,136	4,526	3.30	132,242	4,199	3.18
Net interest income		**3,053**			3,089			2,692	
Net interest margin ^			**2.04**			2.18			1.97

^ Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Non-Interest Income


Non-Interest Income
1H06: $660m*
1H07: $968m
600
500
400
300
200
100
$ million
350
310
432
536
2006
2007
1st Quarter
2nd Quarter

Non-interest income of the Group increased 46.6% to $968 million in 1H07 from $660 million in 1H06. The growth was largely driven by higher fee and commission income across all business activities, and higher net gain from foreign exchange, securities and derivatives. The Group's non-interest income in 1H07 accounted for 38.9% of total income.

Compared to 1Q07, non-interest income grew 24.1% to $536 million. The increase was from fee and commission income, largely on fund management, investment and trade-related activities, and higher dividend income.

Non-interest income in 2Q07 increased 72.7% from $310 million in 2Q06. The increase was attributed to higher fee and commission income from all business activities and higher net gain from foreign exchange, securities and derivatives.

Composition of Non-Interest Income

	1st Half 2007 $ million	1st Half 2006 * $ million	**2nd Quarter 2007 $ million**	1st Quarter 2007 $ million	2nd Quarter 2006 * $ million
Fee and commission income					
Credit card	**80**	62	**42**	38	32
Fund management	**161**	91	**99**	62	42
Futures broking	**17**	16	**8**	9	8
Investment-related	**95**	86	**55**	40	46
Loan-related	**89**	70	**45**	44	36
Service charges	**41**	33	**23**	18	16
Trade-related	**92**	80	**50**	42	41
Other	**15**	12	**8**	7	6
	589	450	**330**	259	228
Dividend and rental income	**72**	60	**52**	20	41
Other operating income					
Net gain / (loss) from:					
Foreign exchange, securities and derivatives					
- Foreign exchange	**34**	80	**7**	27	38
- Trading securities, government securities and derivatives	**206**	137	**171**	34	37
- Investment securities	**(48)**	(145)	**(82)**	33	(67)
	192	72	**97**	95	8
Disposal of assets held for sale	**-**	3	**-**	-	1
Disposal of fixed and other assets	**11**	14	**2**	8	11
Other income	**105**	61	**55**	50	22
	307	150	**154**	153	41
Total non-interest income	**968**	660	**536**	432	310
Fee and commission income / Total income (%)	**23.7**	22.7	25.4	21.7	23.2
Non-interest income / Total income (%)	**38.9**	33.3	41.3	36.2	31.6

* Excluding one-time income of $613 million, comprising special dividend of $284 million received from OUE and gain of $329 million on divestment of OUE and HNL, recorded by the Group in 2Q06.

Operating Expenses

Total operating expenses increased 19.7% over 1H06 to $976 million. Staff costs rose 25.4% to $513 million, primarily on increased headcount. Other operating expenses increased 14.0% to $463 million, mainly on commission and brokerage, business promotions and IT enhancement and maintenance. Expense-to-income ratio improved to 39.2% in 1H07 from 41.1% in 1H06.

Against 1Q07, total operating expenses increased 6.8% to $504 million in 2Q07. The increase was mainly on staff costs due to higher bonus accruals.

Compared to 2Q06, total operating expenses increased 20.3%. Staff costs rose 28.6% to $272 million, primarily on increased headcount. Other operating expenses increased 12.0% to $232 million, mainly on commission and brokerage, business promotions and IT enhancement and maintenance. Expense-to-income ratio improved to 38.9% in 2Q07 from 42.7% in 2Q06.

	1st Half 2007	1st Half 2006	**2nd Quarter 2007**	1st Quarter 2007	2nd Quarter 2006
	$ million	$ million	**$ million**	$ million	$ million
Staff costs	**513**	409	**272**	241	211
Other operating expenses					
Depreciation of fixed assets	**70**	70	**35**	35	34
Rental of premises and equipment	**26**	23	**14**	13	12
Maintenance of premises and other assets	**44**	36	**22**	22	19
Other expenses	**323**	277	**162**	161	142
	463	406	**232**	231	207
Total operating expenses	**976**	815	**504**	472	419
Expense / Income ratio (%)	**39.2**	41.1 *	**38.9**	39.5	42.7 *
Manpower (number)	**20,752**	19,150	**20,752**	20,461	19,150
Total operating expenses included:					
IT-related expenses	**135**	115	**68**	67	59
IT-related expenses / Total operating expenses (%)	**13.8**	14.1	**13.5**	14.2	14.1

* Excluding one-time income.

Impairment Charges

Group impairment charges increased $78 million or 86.0% over 1H06 to $168 million in 1H07, largely on a long-term investment and loans.

Against 1Q07, impairment charges declined 7.4% to $81 million in 2Q07. The decrease was largely due to lower impairment charges on loans, partly offset by impairment charge on a long-term investment.

Compared to 2Q06, impairment charges increased 128.2%, mainly as a result of impairment charge on a long-term investment.

	1st Half 2007	1st Half 2006	**2nd Quarter 2007**	1st Quarter 2007	2nd Quarter 2006
	$ million	$ million	**$ million**	$ million	$ million
Individual impairment on loans					
Singapore	**31**	81	**2**	28	33
Regional countries ^	**89**	(10)	**29**	60	(7)
Greater China ^^	**(2)**	9	**2**	(3)	1
Other	**1**	5	**0**	1	0
	119	86	**33**	86	27
Other individual impairment / provisions	**50**	5	**48**	1	8
Total impairment charges	**168**	91	**81**	87	35

^ Regional countries comprise Malaysia, Indonesia, the Philippines and Thailand.

^^ Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Customer Loans

Net customer loans grew 7.3% over 31 December 2006 and 17.5% over 30 June 2006 to $82,461 million as at 30 June 2007. The increase was broad-based across the various industries and mainly on term loans and housing loans.

Customer Loans Analysed by Product Group	30-Jun-07		31-Dec-06		30-Jun-06	
	$ million	%	$ million	%	$ million	%
Housing loans	**20,724**	**24.5**	18,898	23.8	17,554	24.1
Term loans	**49,480**	**58.5**	46,073	58.1	41,257	56.7
Trade financing	**5,848**	**6.9**	5,658	7.1	5,321	7.3
Overdrafts	**8,519**	**10.1**	8,752	11.0	8,695	11.9
Total gross customer loans	**84,571**	**100.0**	79,380	100.0	72,827	100.0
Individual impairment	**(834)**		(1,235)		(1,381)	
Collective impairment	**(1,276)**		(1,271)		(1,269)	
Total net customer loans	**82,461**		76,875		70,177	

Gross Customer Loans Analysed by Industry	30-Jun-07		31-Dec-06		30-Jun-06	
	$ million	%	$ million	%	$ million	%
Transport, storage and communication	**4,720**	**5.6**	4,024	5.1	2,820	3.9
Building and construction	**8,517**	**10.1**	7,894	9.9	7,712	10.6
Manufacturing	**9,477**	**11.2**	8,860	11.1	8,140	11.2
Non-bank financial institutions	**13,694**	**16.2**	12,912	16.3	11,219	15.4
General commerce	**11,985**	**14.2**	11,735	14.8	11,655	16.0
Professionals and private individuals	**10,452**	**12.3**	10,296	13.0	9,752	13.4
Housing loans	**20,724**	**24.5**	18,898	23.8	17,554	24.1
Other	**5,003**	**5.9**	4,761	6.0	3,976	5.4
Total gross customer loans	**84,571**	**100.0**	79,380	100.0	72,827	100.0

Gross Customer Loans Analysed by Currency and Fixed / Variable Rates	30-Jun-07		31-Dec-06		30-Jun-06	
	$ million	%	$ million	%	$ million	%
Fixed Rate						
Singapore dollar	**9,523**	**11.3**	7,814	9.8	7,389	10.2
US dollar	**1,878**	**2.2**	1,733	2.2	1,901	2.6
Malaysian ringgit	**387**	**0.5**	379	0.5	309	0.4
Thai baht	**2,814**	**3.3**	2,932	3.7	2,357	3.2
Indonesian rupiah	**55**	**0.1**	54	0.1	75	0.1
Other	**1,295**	**1.5**	1,236	1.5	1,424	2.0
Total fixed rate gross customer loans	**15,953**	**18.9**	14,147	17.8	13,454	18.5
Variable Rate						
Singapore dollar	**34,200**	**40.4**	33,755	42.5	32,558	44.7
US dollar	**10,912**	**12.9**	10,965	13.8	9,550	13.1
Malaysian ringgit	**9,452**	**11.2**	8,276	10.4	7,261	10.0
Thai baht	**3,910**	**4.6**	3,794	4.8	4,104	5.6
Indonesian rupiah	**2,219**	**2.6**	2,134	2.7	1,815	2.5
Other	**7,926**	**9.4**	6,309	8.0	4,085	5.6
Total variable rate gross customer loans	**68,618**	**81.1**	65,233	82.2	59,373	81.5
Total gross customer loans	**84,571**	**100.0**	79,380	100.0	72,827	100.0

Customer Loans *(cont'd)*

Gross Customer Loans Analysed by Remaining Maturity	30-Jun-07 $ million	30-Jun-07 %	31-Dec-06 $ million	31-Dec-06 %	30-Jun-06 $ million	30-Jun-06 %
Within 1 year	**35,132**	**41.5**	35,096	44.2	34,259	47.0
Over 1 year but within 3 years	**11,295**	**13.4**	10,215	12.9	8,626	11.8
Over 3 years but within 5 years	**11,879**	**14.0**	9,490	11.9	7,752	10.7
Over 5 years	**26,265**	**31.1**	24,579	31.0	22,190	30.5
Total gross customer loans	**84,571**	**100.0**	79,380	100.0	72,827	100.0

Deposits

Total deposits of the Group increased 5.6% and 9.3% over 31 December and 30 June 2006 respectively to $136,207 million as at 30 June 2007. The increase was from customer deposits, in particular, fixed deposits.

As at 30 June 2007, customer deposits accounted for 76.7% of total deposits and the loans-to-deposits ratio was 78.9%.

Deposits Analysed by Product Group	30-Jun-07 $ million	30-Jun-07 %	31-Dec-06 $ million	31-Dec-06 %	30-Jun-06 $ million	30-Jun-06 %
Banker deposits	**31,738**	**23.3**	33,449	25.9	34,891	28.0
Customer deposits						
Fixed deposits	**70,217**	**51.6**	63,053	48.9	59,758	47.9
Current, savings and other deposits	**34,252**	**25.1**	32,499	25.2	29,995	24.1
	104,469	**76.7**	95,552	74.1	89,753	72.0
Total deposits	**136,207**	**100.0**	129,000	100.0	124,644	100.0
Loans / Deposits ratio* (%)		**78.9**		80.5		78.2

Deposits Analysed by Remaining Maturity	30-Jun-07 $ million	30-Jun-07 %	31-Dec-06 $ million	31-Dec-06 %	30-Jun-06 $ million	30-Jun-06 %
Within 1 year	**132,507**	**97.3**	125,030	96.9	121,294	97.3
Over 1 year but within 3 years	**1,552**	**1.1**	1,734	1.4	1,319	1.1
Over 3 years but within 5 years	**1,669**	**1.2**	1,566	1.2	1,103	0.9
Over 5 years	**479**	**0.4**	670	0.5	928	0.7
Total deposits	**136,207**	**100.0**	129,000	100.0	124,644	100.0

* "Loans" refers to net customer loans while "Deposits" refers to customer deposits.

Debts Issued

	30-Jun-07	31-Dec-06	30-Jun-06
	$ million	$ million	$ million
Subordinated debts (unsecured)			
Due within one year	-	-	83
Due after one year	5,213	5,261	5,176
	5,213	5,261	5,259
Other debts issued			
Due within one year (secured) ^	773	803	808
Due within one year (unsecured)	920	136	9
Due after one year (unsecured)	432	396	439
	2,125	1,335	1,256
Total debts issued	7,338	6,596	6,515

^ The debts were secured by a floating charge on the assets of Archer 1 Limited, a special purpose entity of the Group.

Shareholders' Equity

Shareholders' equity rose 4.3% and 11.5% over 31 December and 30 June 2006 respectively to $17,511 million as at 30 June 2007, mainly contributed by higher retained profit and revaluation gain on available-for-sale assets.

As at 30 June 2007, revaluation surplus of $1,896 million on the Group's properties was not recognised in the financial statements.

	30-Jun-07	31-Dec-06	30-Jun-06
	$ million	$ million	$ million
Shareholders' equity	17,511	16,791	15,707
Add: Revaluation surplus	1,896	1,486	1,265
Shareholders' equity including revaluation surplus	19,407	18,277	16,972

Changes in Ordinary Shares of the Bank

	No. of Shares
	'000
Ordinary Shares	
Balance at 1 January 2007	1,523,276
Exercise of share options granted under the UOB 1999 Share Option Scheme	236
Balance at 31 March 2007	1,523,512
Exercise of share options granted under the UOB 1999 Share Option Scheme	190
Balance at 30 June 2007	1,523,702
Treasury Shares	
Balance at 1 January 2007	-
Shares repurchased and held in treasury	-
Balance at 31 March 2007	-
Shares repurchased and held in treasury	601
Balance at 30 June 2007	601

	30-Jun-07	31-Dec-06	30-Jun-06
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options	526	952	1,125

Non-Performing Loans and Cumulative Impairment

NPLs and Cumulative Impairment of the Group

Group NPLs as at 30 June 2007 were $2,382 million, representing a decrease of 24.7% and 37.9% over 31 December and 30 June 2006 respectively. NPL ratio had improved over the years to 2.8% as at 30 June 2007.

As at 30 June 2007, total NPLs were 57.4% (31 December 2006: 54.1% and 30 June 2006: 58.2%) secured by collateral, and 88.7% (31 December 2006: 79.2% and 30 June 2006: 69.1%) covered by total cumulative impairment.


Non-Performing Loans and Cumulative Impairment of the Group
$ million
4,000
3,000
2,000
1,000
3,931
2,529
464
2,714
1,444
1,270
3,836
2,614
276
2,652
1,383
1,269
3,165
2,119
160
2,508
1,237
1,271
2,986
1,946
160
2,523
1,250
1,273
2,382
1,642
171
2,112
836
1,276
31.12.05
30.06.06
31.12.06
31.03.07
30.06.07
Loss NPLs
Doubtful NPLs
Substandard NPLs
Collective impairment
Individual impairment

	30-Jun-07	31-Mar-07	31-Dec-06	30-Jun-06	31-Dec-05
NPLs					$ million
Substandard	**1,642**	1,946	2,119	2,614	2,529
Doubtful	**171**	160	160	276	464
Loss	**569**	880	886	946	938
	2,382	2,986	3,165	3,836	3,931
Cumulative Impairment					
Individual	**836**	1,250	1,237	1,383	1,444
Collective	**1,276**	1,273	1,271	1,269	1,270
	2,112	2,523	2,508	2,652	2,714
Ratios					%
NPL ratio*	**2.8**	3.7	4.0	5.3	5.6
NPLs / Total assets	**1.4**	1.8	2.0	2.5	2.7
Cumulative impairment / NPLs	**88.7**	84.5	79.2	69.1	69.0
Cumulative impairment / Doubtful & Loss NPLs	**285.4**	242.6	239.8	217.0	193.6
Cumulative impairment / Unsecured NPLs	**208.1**	188.6	172.6	165.5	159.4
Cumulative impairment ^ / Gross customer loans	**2.5**	3.1	3.2	3.6	3.9
Collective impairment / Gross customer loans (net of individual impairment ^)	**1.5**	1.6	1.6	1.8	1.9

* NPL ratio represents NPLs (excluding debt securities) as a percentage of gross customer loans.
^ Excluding debt securities.

Non-Performing Loans and Cumulative Impairment *(cont'd)*

NPLs by Region

NPLs of Singapore and the Regional Countries accounted for 42.3% and 53.3% of the total NPLs as at 30 June 2007 respectively. Lower NPLs were recorded by most regions over the comparative periods.

	30-Jun-07		31-Dec-06		30-Jun-06	
	$ million	**%**	$ million	%	$ million	%
Singapore	**1,007**	**42.3**	1,346	42.5	1,774	46.2
Regional Countries						
Malaysia	**585**	**24.6**	594	18.8	620	16.2
Indonesia	**94**	**3.9**	115	3.6	144	3.7
Philippines	**187**	**7.9**	182	5.8	179	4.7
Thailand	**403**	**16.9**	823	26.0	978	25.5
	1,269	**53.3**	1,714	54.2	1,921	50.1
Greater China	**10**	**0.4**	19	0.6	62	1.6
Other	**96**	**4.0**	86	2.7	79	2.1
Total NPLs	**2,382**	**100.0**	3,165	100.0	3,836	100.0

NPLs by Industry

Lower NPL ratios were registered across all industries.

	30-Jun-07		31-Dec-06		30-Jun-06	
	NPL	**NPL Ratio**	NPL	NPL Ratio	NPL	NPL Ratio
	$ million	**%**	$ million	%	$ million	%
Transport, storage and communication	**65**	**1.4**	70	1.7	87	3.1
Building and construction	**261**	**3.1**	428	5.4	559	7.2
Manufacturing	**573**	**6.0**	786	8.9	934	11.5
Non-bank financial institutions	**277**	**2.0**	398	3.1	504	4.5
General commerce	**436**	**3.6**	651	5.5	781	6.7
Professionals and private individuals	**381**	**3.6**	408	4.0	498	5.1
Housing loans	**311**	**1.5**	304	1.6	353	2.0
Other	**76**	**1.5**	117	2.5	117	2.9
Sub-total	**2,380**	**2.8**	3,162	4.0	3,833	5.3
Debt securities	**2**		3		3	
Total NPLs	**2,382**		3,165		3,836	

Non-Performing Loans and Cumulative Impairment *(cont'd)*

Individual Impairment by Region

As at 30 June 2007, individual impairment for Singapore and Regional Countries accounted for 33.6% and 65.2% of the Group's total individual impairment respectively.

	30-Jun-07		31-Dec-06		30-Jun-06	
	$ million	**%**	$ million	%	$ million	%
Singapore	**281**	**33.6**	403	32.6	533	38.5
Regional Countries						
Malaysia	**179**	**21.4**	159	12.9	180	13.0
Indonesia	**41**	**4.9**	46	3.7	62	4.5
Philippines	**100**	**12.0**	97	7.9	94	6.8
Thailand	**225**	**26.9**	520	42.0	486	35.1
	545	**65.2**	822	66.5	822	59.4
Greater China	**3**	**0.4**	3	0.2	12	0.9
Other	**7**	**0.8**	9	0.7	16	1.2
Total individual impairment	**836**	**100.0**	1,237	100.0	1,383	100.0

Individual Impairment by Industry

Individual impairment as at 30 June 2007 was mainly for manufacturing and general commerce sectors which accounted for 32.1% and 22.8% of the total individual impairment for loans respectively.

	30-Jun-07		31-Dec-06		30-Jun-06	
	$ million	**%**	$ million	%	$ million	%
Transport, storage and communication	**14**	**1.7**	41	3.3	39	2.8
Building and construction	**80**	**9.6**	141	11.4	176	12.8
Manufacturing	**268**	**32.1**	392	31.7	408	29.5
Non-bank financial institutions	**63**	**7.5**	117	9.5	145	10.5
General commerce	**190**	**22.8**	290	23.5	333	24.1
Professionals and private individuals	**159**	**19.1**	165	13.4	177	12.8
Housing loans	**25**	**3.0**	29	2.3	41	3.0
Other	**35**	**4.2**	60	4.9	62	4.5
Sub-total	**834**	**100.0**	1,235	100.0	1,381	100.0
Debt securities	**2**		2		2	
Total individual impairment	**836**		1,237		1,383	

Non-Performing Loans and Cumulative Impairment *(cont'd)*

Ageing of NPLs

The following table analyses NPLs by period in arrears. When payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.

Ageing (Days)	30-Jun-07 $ million	30-Jun-07 %	31-Dec-06 $ million	31-Dec-06 %	30-Jun-06 $ million	30-Jun-06 %
Current	**285**	**12.0**	270	8.5	279	7.3
≤ 90	**154**	**6.5**	281	8.9	364	9.5
91 to 180	**327**	**13.7**	333	10.5	562	14.6
≥ 181	**1,616**	**67.8**	2,281	72.1	2,631	68.6
Total NPLs	**2,382**	**100.0**	3,165	100.0	3,836	100.0

Secured / Unsecured NPLs

As at 30 June 2007, Group NPLs were 57.4% secured by collateral. The main bulk of the secured NPLs were covered by mortgaged properties.

	30-Jun-07 $ million	30-Jun-07 %	31-Dec-06 $ million	31-Dec-06 %	30-Jun-06 $ million	30-Jun-06 %
Secured	**1,367**	**57.4**	1,712	54.1	2,234	58.2
Unsecured	**1,015**	**42.6**	1,453	45.9	1,602	41.8
Total NPLs	**2,382**	**100.0**	3,165	100.0	3,836	100.0

Secured NPLs by Region

As at 30 June 2007, secured NPLs for Singapore and Regional Countries accounted for 57.7% and 54.5% of the corresponding NPLs respectively.

	30-Jun-07 Secured NPLs $ million	30-Jun-07 Secured NPLs/ NPLs %	31-Dec-06 Secured NPLs $ million	31-Dec-06 Secured NPLs/ NPLs %	30-Jun-06 Secured NPLs $ million	30-Jun-06 Secured NPLs/ NPLs %
Singapore	**581**	**57.7**	771	57.3	1,031	58.1
Regional Countries	**691**	**54.5**	883	51.5	1,114	58.0
Greater China	**9**	**90.0**	14	73.7	36	58.1
Other	**86**	**89.6**	44	51.2	53	67.1
Total secured NPLs	**1,367**	**57.4**	1,712	54.1	2,234	58.2

Business Segments

The Group's businesses are organised into four segments based on the types of products and services that it provides. These segments are Personal Financial Services, Institutional Financial Services, Global Markets and Investment Management and Other.

Personal Financial Services

Personal Financial Services ("PFS") segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal services and consultation.

The increase in segment profit of 41.1% to $422 million in 1H07 was mainly due to higher income from credit card operations and higher profit from sale of investment products, stronger net interest income from loan growth and lower impairment charges. These were partially offset by higher operating expenses.

Institutional Financial Services

Institutional Financial Services ("IFS") segment encompasses Commercial Banking, Corporate Banking, Corporate Finance and Capital Markets. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include lead managing and underwriting equity offerings and providing corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements in the area of structuring, underwriting and arranging syndicated loans, project finance and structured finance, and underwriting and lead managing bond issues.

Segment profit showed a growth of 19.7% to $644 million in 1H07. The increase was largely due to higher net interest income on expanded loan portfolio from both Singapore and overseas operations, as well as interest recoveries and higher gain from sale of foreclosed securities. These were partially offset by higher operating expenses and lower write-back of impairment charges on loans.

Global Markets and Investment Management

Global Markets and Investment Management ("GMIM") segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, venture capital management, and proprietary investment activities.

GMIM's profit grew 34.4% to $254 million in 1H07. The improved performance was primarily attributed to higher gains from interest rate management, equity trading and structuring activities, as well as higher investment income, asset management fees and performance fees.

Other

Other segment includes property-related activities, insurance businesses and the management of capital funds. The segment recorded a lower profit of $81 million in 1H07 compared to $85 million in 1H06. This was primarily due to impairment charge on a long-term investment and lower gain from capital funds, partially offset by higher gain from property-related activities and lower operating expenses.

Note: "Profit" in the above analysis refers to "Segment profit before amortisation of intangible assets".

Business Segments *(cont'd)*

					$ million
1st Half 2007	**PFS**	**IFS**	**GMIM**	**Other**	**Total**
Total operating income	838	1,023	465	164	2,490
Segment operating expenses	(382)	(296)	(210)	(33)	(921)
Impairment charges	(34)	(83)	(1)	(50)	(168)
Segment profit before amortisation of intangible assets	422	644	254	81	1,401
Amortisation of intangible assets	(2)	(4)	-	-	(6)
Segment profit before tax	420	640	254	81	1,395
Unallocated corporate expenses					(55)
Operating profit after amortisation and impairment charges					1,340
Share of profit of associates					112
Profit before tax					1,453
Tax and minority interests					(350)
Profit attributable to Bank's equity holders					1,103
Segment assets	32,807	57,256	69,439	9,185	168,687
Investment in associates					1,280
Unallocated assets					96
Total assets					170,063
Segment liabilities	58,383	48,495	38,119	6,203	151,200
Unallocated liabilities					956
Total liabilities					152,156
Other information:					
Gross customer loans	31,176	53,395	-	-	84,571
NPLs [@]	692	1,688	-	-	2,380
Individual impairment [@]	184	650	-	-	834
Capital expenditure	18	23	3	297	341
Depreciation of fixed assets	18	22	3	27	70

[@] Excluding debt securities.

Business Segments *(cont'd)*

$ million

1st Half 2006 *	PFS	IFS	GMIM ^	Other	Total
Total operating income	644	802	363	175	1,984
Segment operating expenses	(301)	(246)	(162)	(73)	(782)
Impairment charges	(44)	(18)	(12)	(17)	(91)
Segment profit before amortisation of intangible assets	299	538	189	85	1,111
Amortisation of intangible assets	(2)	(4)			(6)
Segment profit before tax	297	534	189	85	1,105
Unallocated corporate expenses					(33)
Operating profit after amortisation and impairment charges					1,072
Share of profit of associates					71
Profit before tax					1,143
Tax and minority interests					(261)
Profit attributable to Bank's equity holders					882
Segment assets	28,809	47,888	70,118	7,917	154,732
Investment in associates					1,119
Unallocated assets					82
Total assets					155,933
Segment liabilities	50,835	40,877	41,228	6,216	139,156
Unallocated liabilities					714
Total liabilities					139,870
Other information:					
Gross customer loans	27,306	45,521	-	-	72,827
NPLs @	851	2,982	-	-	3,833
Individual impairment @	218	1,163	-	-	1,381
Capital expenditure	25	26	7	5	63
Depreciation of fixed assets	25	22	8	15	70

* Excluding one-time gain.

^ Global Treasury and Asset Management segments were merged and renamed Global Markets and Investment Management in January 2007.

@ Excluding debt securities.

Geographical Segments

The following geographical segment information is based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. The information is stated after elimination of inter-segment transactions.

Total Operating Income

	1st Half 2007	1st Half 2006 *	2nd Quarter 2007	1st Quarter 2007	2nd Quarter 2006 *
	$ million	$ million	$ million	$ million	$ million
Singapore (including Asian Currency Unit)	**1,540**	1,235	**800**	740	608
Other ASEAN countries	**659**	552	**337**	323	276
Other Asia-Pacific countries	**120**	82	**65**	56	41
Rest of the world	**171**	115	**95**	75	56
Total	**2,490**	1,984	**1,297**	1,194	981

* Excluding one-time income.

Profit before Tax

	1st Half 2007	1st Half 2006 ^	2nd Quarter 2007	1st Quarter 2007	2nd Quarter 2006 ^
	$ million	$ million	$ million	$ million	$ million
Singapore (including Asian Currency Unit)	**1,073**	815	**579**	495	384
Other ASEAN countries	**194**	230	**92**	101	126
Other Asia-Pacific countries	**78**	27	**41**	36	21
Rest of the world	**114**	78	**65**	49	37
	1,459	1,150	**777**	681	568
Intangible assets amortised	**(6)**	(6)	**(3)**	(3)	(3)
Total	**1,453**	1,144	**774**	678	565

^ Excluding one-time gain.

Total Assets

	30-Jun-07	31-Dec-06	30-Jun-06
	$ million	$ million	$ million
Singapore (including Asian Currency Unit)	**105,456**	105,397	102,733
Other ASEAN countries	**31,245**	25,670	26,374
Other Asia-Pacific countries	**18,071**	15,236	14,623
Rest of the world	**10,995**	10,716	7,920
	165,767	157,019	151,650
Intangible assets	**4,296**	4,293	4,283
Total	**170,063**	161,312	155,933

Capital Adequacy Ratios

The Group's tier 1 CAR and total CAR as at 30 June 2007 were 4.8% points and 5.7% points above the minimum 6% and 10% required by MAS respectively.

The lower CARs over the comparative periods were mainly attributed to higher risk-weighted assets from expanded loan and investment portfolios, partly negated by higher retained profit.

	30-Jun-07	31-Dec-06	30-Jun-06
	$ million	$ million	$ million
Tier 1 Capital			
Share capital	**2,239**	2,247	2,254
Subsidiary preference shares	**832**	832	832
Disclosed reserves / other	**13,620**	13,116	12,590
Deduction of intangible assets	**(4,309)**	(4,307)	(4,297)
	12,382	11,888	11,379
Upper Tier 2 Capital			
Cumulative collective impairment / other	**1,557**	1,457	1,265
Subordinated notes	**5,163**	5,211	5,121
	6,720	6,668	6,386
Deductions from Tier 1 and Upper Tier 2 Capital	**(1,128)**	(911)	(984)
Total capital	**17,974**	17,645	16,781
Risk-weighted assets (including market risk)	**114,842**	108,405	101,712
Capital adequacy ratios			
Tier 1	**10.8%**	11.0%	11.2%
Total	**15.7%**	16.3%	16.5%

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	30-Jun-07	31-Mar-07	31-Dec-06	30-Jun-06
	$ million	$ million	$ million	$ million
Equity				
Share capital	2,239	2,250	2,247	2,254
Subsidiary preference shares	832	832	832	832
Capital reserves	4,215	4,148	3,969	3,630
Statutory reserve	3,130	3,130	3,130	3,020
Revenue reserves	6,778	6,858	6,356	5,771
Share of reserves of associates	317	288	257	201
Equity attributable to equity holders of the Bank	17,511	17,507	16,791	15,707
Minority interests	396	386	385	356
Total equity	17,908	17,893	17,176	16,063
Liabilities				
Deposits and balances of banks and agents	31,738	33,709	33,449	34,891
Deposits and balances of non-bank customers	104,469	99,674	95,552	89,753
Total deposits and balances	136,207	133,384	129,000	124,644
Bills and drafts payable	479	430	338	401
Other liabilities	8,132	8,465	8,151	8,310
Debts issued	7,338	6,556	6,596	6,515
Total liabilities	152,156	148,835	144,136	139,870
Total equity and liabilities	170,063	166,728	161,312	155,933
Assets				
Cash, balances and placements with central banks	20,434	18,804	16,301	14,642
Singapore Government treasury bills and securities	9,623	7,438	7,437	6,751
Other government treasury bills and securities	3,266	3,086	2,553	2,244
Trading securities	561	486	484	440
Placements and balances with banks and agents	19,595	24,014	24,531	31,922
Loans to non-bank customers	82,461	79,042	76,875	70,177
Other assets	7,734	8,214	8,189	7,999
Assets held for sale	-	-	-	11
Investment securities	18,714	18,253	17,607	14,491
Investment in associates	1,280	1,245	1,184	1,119
Fixed assets	2,099	1,858	1,857	1,853
Intangible assets	4,296	4,288	4,293	4,283
Total assets	170,063	166,728	161,312	155,933
Off-Balance Sheet Items				
Contingent liabilities	11,013	10,481	10,254	10,078
Financial derivatives	437,557	442,957	489,872	683,761
Commitments	47,149	46,422	44,595	44,213

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserve	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	135	-	-	-	135	1	136
Change in available-for-sale reserve	-	-	207	-	-	-	207	3	210
Change in share of associates' reserves	-	-	-	-	-	55	55	-	55
Transfer to revenue reserves upon disposal of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	342	-	(5)	60	398	4	401
Profit for the financial period	-	-	-	-	1,103	-	1,103	35	1,138
Total gains recognised for the financial period	-	-	342	-	1,098	60	1,500	39	1,539
Transfer to revenue reserves	-	-	(96)	0	96	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(772)	-	(772)	(27)	(799)
Share buy-back - held in treasury	(14)	-	-	-	-	-	(14)	-	(14)
Issue of shares under share option scheme	6	-	-	-	-	-	6	-	6
Balance at 30 June 2007	2,239	832	4,215	3,130	6,778	317	17,511	396	17,908
Balance at 1 January 2006	1,538	832	4,360	3,020	4,963	217	14,929	291	15,220
Currency translation adjustments	-	-	(25)	-	-	-	(25)	2	(23)
Change in available-for-sale reserve	-	-	(22)	-	-	-	(22)	1	(21)
Change in share of associates' reserves	-	-	-	-	-	(15)	(15)	-	(15)
Total gains / (losses) recognised directly in equity	-	-	(47)	-	-	(15)	(63)	4	(59)
Profit for the financial period	-	-	-	-	1,571	-	1,571	25	1,595
Total gains / (losses) recognised for the financial period	-	-	(47)	-	1,571	(15)	1,508	28	1,536
Effect of Companies (Amendment) Act 2005	864	-	(864)	-	-	-	-	-	-
Transfer from revenue reserves	-	-	175	-	(175)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	51	51
Dividends	-	-	-	-	(516)	-	(516)	(15)	(531)
Share buy-back - cancelled	(164)	-	5	-	(72)	-	(231)	-	(231)
Issue of shares under share option scheme	16	-	1	-	-	-	18	-	18
Balance at 30 June 2006	2,254	832	3,630	3,020	5,771	201	15,707	356	16,063

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserve	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Balance at 1 April 2007	2,250	832	4,148	3,130	6,858	288	17,507	386	17,893
Currency translation adjustments	-	-	75	-	-	-	75	6	81
Change in available-for-sale reserve	-	-	88	-	-	-	88	2	90
Change in share of associates reserves	-	-	-	-	-	29	29	-	29
Total gains recognised directly in equity	-	-	163	-	-	29	191	8	199
Profit for the financial period	-	-	-	-	585	-	585	19	604
Total gains recognised for the financial period	-	-	163	-	585	29	776	27	803
Transfer to revenue reserves	-	-	(96)	0	96	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(0)	(0)
Dividends	-	-	-	-	(761)	-	(761)	(17)	(778)
Share buy-back - held in treasury	(14)	-	-	-	-	-	(14)	-	(14)
Issue of shares under share option scheme	3	-	-	-	-	-	3	-	3
Balance at 30 June 2007	2,239	832	4,215	3,130	6,778	317	17,511	396	17,908
Balance at 1 April 2006	2,400	832	3,577	3,020	5,320	304	15,453	315	15,768
Currency translation adjustments	-	-	(66)	-	-	-	(66)	(9)	(76)
Change in available-for-sale reserve	-	-	(60)	-	-	-	(60)	(1)	(60)
Change in share of associates' reserves	-	-	-	-	-	(103)	(103)	-	(103)
Total losses recognised directly in equity	-	-	(126)	-	-	(103)	(229)	(10)	(239)
Profit for the financial period	-	-	-	-	1,132	-	1,132	10	1,141
Total gains / (losses) recognised for the financial period	-	-	(126)	-	1,132	(103)	902	0	902
Transfer from revenue reserves	-	-	179	-	(179)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	52	52
Dividends	-	-	-	-	(502)	-	(502)	(11)	(513)
Share buy-back - cancelled	(159)	-	-	-	-	-	(159)	-	(159)
Issue of shares under share option scheme	13	-	-	-	-	-	13	-	13
Balance at 30 June 2006	2,254	832	3,630	3,020	5,771	201	15,707	356	16,063

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	1st Half 2007	1st Half 2006	2nd Quarter 2007	2nd Quarter 2006
	$ million	$ million	$ million	$ million
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	1,515	1,782	793	1,175
Adjustments for				
Depreciation of fixed assets	70	70	35	34
Net gain on disposal of assets	(64)	(374)	(30)	(359)
Operating profit before working capital changes	1,521	1,479	798	850
Changes in working capital				
Increase in deposits	7,207	9,686	2,823	981
Increase in bills and drafts payable	91	98	48	71
(Decrease) / increase in other liabilities	(73)	758	(313)	292
(Increase) / decrease in trading securities	(78)	185	(75)	140
Decrease / (increase) in placements and balances with banks and agents	4,937	(577)	4,419	4,591
Increase in loans to non-bank customers	(5,706)	(3,121)	(3,452)	(2,760)
Decrease / (increase) in other assets	397	(1,430)	421	(514)
Cash generated from operations	8,296	7,077	4,669	3,652
Income tax paid	(255)	(205)	(198)	(191)
Net cash provided by operating activities	8,041	6,873	4,470	3,460
Cash flows from investing activities				
Net cash flow on disposal / (acquisition) of				
Assets held for sale	-	864	-	864
Investment securities and associates	(848)	(4,370)	(346)	(1,526)
Fixed assets	(299)	(37)	(272)	11
Change in minority interests	3	55	8	42
Dividends received from associates	55	32	48	29
Net cash used in investing activities	(1,089)	(3,455)	(562)	(579)
Cash flows from financing activities				
Proceeds from issue of shares	6	18	3	13
Net increase / (decrease) in debts issued	742	(534)	782	(273)
Share buy-back	(14)	(231)	(14)	(159)
Dividends paid on ordinary shares	(750)	(491)	(750)	(491)
Dividends paid on subsidiary preference shares	(22)	(12)	-	-
Dividends paid to minority interests	(19)	(15)	(9)	(11)
Net cash (used in) / provided by financing activities	(57)	(1,266)	12	(921)
Currency translation adjustments	137	(25)	74	(66)
Net increase in cash and cash equivalents for the financial period	7,031	2,127	3,995	1,894
Cash and cash equivalents at beginning of the financial period	26,292	21,510	29,328	21,742
Cash and cash equivalents at end of the financial period	33,323	23,636	33,323	23,636
Represented by:				
Cash, balances and placements with central banks	20,434	14,642	20,434	14,642
Singapore Government treasury bills and securities	9,623	6,751	9,623	6,751
Other government treasury bills and securities	3,266	2,244	3,266	2,244
Cash and cash equivalents at end of the financial period	33,323	23,636	33,323	23,636

BALANCE SHEET OF THE BANK (UNAUDITED)

	30-Jun-07	31-Mar-07	31-Dec-06	30-Jun-06
	$ million	$ million	$ million	$ million
Equity				
Share capital	2,239	2,250	2,247	2,254
Capital reserves	3,972	3,951	3,818	3,503
Statutory reserve	2,753	2,753	2,753	2,646
Revenue reserves	5,435	5,366	4,989	4,607
Total equity	14,399	14,320	13,807	13,009
Liabilities				
Deposits and balances of banks and agents	27,695	29,884	30,975	32,027
Deposits and balances of non-bank customers	81,268	76,944	75,304	70,855
Deposits and balances of subsidiaries	4,072	3,785	3,931	2,984
Total deposits and balances	113,035	110,613	110,211	105,865
Bills and drafts payable	299	186	150	156
Other liabilities	5,667	5,593	5,525	5,952
Debts issued	6,480	6,391	6,399	6,344
Total liabilities	125,480	122,783	122,285	118,318
Total equity and liabilities	139,879	137,103	136,092	131,327
Assets				
Cash, balances and placements with central banks	17,006	15,059	13,324	10,855
Singapore Government treasury bills and securities	9,530	7,329	7,348	6,639
Other government treasury bills and securities	2,293	2,309	1,878	1,807
Trading securities	239	175	106	130
Placements and balances with banks and agents	15,251	20,043	22,979	28,994
Loans to non-bank customers	63,073	60,294	59,086	53,636
Placements with and advances to subsidiaries	795	588	660	1,617
Other assets	6,030	6,211	6,272	6,178
Assets held for sale	-	-	-	8
Investment securities	16,913	16,545	15,881	13,154
Investment in associates	373	373	372	346
Investment in subsidiaries	3,820	3,852	3,852	3,716
Fixed assets	1,374	1,143	1,153	1,066
Intangible assets	3,182	3,182	3,182	3,182
Total assets	139,879	137,103	136,092	131,327
Off-Balance Sheet Items				
Contingent liabilities	8,801	8,303	8,211	8,135
Financial derivatives	430,463	435,880	485,649	674,480
Commitments	38,442	37,256	36,064	34,071
Net asset value per ordinary share ($)	9.45	9.40	9.06	8.54

STATEMENT OF CHANGES IN EQUITY OF THE BANK (UNAUDITED)

	Share Capital	Capital Reserves	Statutory Reserve	Revenue Reserves	Total Equity
	$ million	$ million	$ million	$ million	$ million
Balance at 1 January 2007	**2,247**	**3,818**	**2,753**	**4,989**	**13,807**
Currency translation adjustments	**-**	**2**	**-**	**-**	**2**
Change in available-for-sale reserve	**-**	**200**	**-**	**-**	**200**
Total gains recognised directly in equity	**-**	**202**	**-**	**-**	**202**
Profit for the financial period	**-**	**-**	**-**	**1,147**	**1,147**
Total gains recognised for the financial period	**-**	**202**	**-**	**1,147**	**1,349**
Transfer to revenue reserves	**-**	**(48)**	**-**	**48**	**-**
Dividends	**-**	**-**	**-**	**(750)**	**(750)**
Share buy-back - held in treasury	**(14)**	**-**	**-**	**-**	**(14)**
Issue of shares under share option scheme	**6**	**-**	**-**	**-**	**6**
Balance at 30 June 2007	**2,239**	**3,972**	**2,753**	**5,435**	**14,399**
Balance at 1 January 2006	1,538	4,391	2,646	3,907	12,482
Currency translation adjustments	-	(3)	-	-	(3)
Change in available-for-sale reserve	-	(28)	-	-	(28)
Total losses recognised directly in equity	-	(31)	-	-	(31)
Profit for the financial period	-	-	-	1,262	1,262
Total gains / (losses) recognised for the financial period	-	(31)	-	1,262	1,232
Effect of Companies (Amendment) Act 2005	864	(864)	-	-	-
Dividends	-	-	-	(491)	(491)
Share buy-back - cancelled	(164)	5	-	(72)	(231)
Issue of shares under share option scheme	16	1	-	-	18
Balance at 30 June 2006	2,254	3,503	2,646	4,607	13,009

STATEMENT OF CHANGES IN EQUITY OF THE BANK (UNAUDITED)

	Share Capital	Capital Reserves	Statutory Reserve	Revenue Reserves	Total Equity
	$ million	$ million	$ million	$ million	$ million
Balance at 1 April 2007	2,250	3,951	2,753	5,366	14,320
Currency translation adjustments	-	4	-	-	4
Change in available-for-sale reserve	-	65	-	-	65
Total gains recognised directly in equity	-	69	-	-	69
Profit for the financial period	-	-	-	770	770
Total gains recognised for the financial period	-	69	-	770	839
Transfer to revenue reserves	-	(48)	-	48	-
Dividends	-	-	-	(750)	(750)
Share buy-back - held in treasury	(14)	-	-	-	(14)
Issue of shares under share option scheme	3	-	-	-	3
Balance at 30 June 2007	2,239	3,972	2,753	5,435	14,399
Balance at 1 April 2006	2,400	3,561	2,646	4,164	12,771
Currency translation adjustments	-	(2)	-	-	(2)
Change in available-for-sale reserve	-	(56)	-	-	(56)
Total losses recognised directly in equity	-	(59)	-	-	(59)
Profit for the financial period	-	-	-	934	934
Total gains / (losses) recognised for the financial period	-	(59)	-	934	875
Dividends	-	-	-	(491)	(491)
Share buy-back - cancelled	(159)	-	-	-	(159)
Issue of shares under share option scheme	13	-	-	-	13
Balance at 30 June 2006	2,254	3,503	2,646	4,607	13,009

END